

Mail Stop 4561

November 8, 2017

Larry Page
Chief Executive Officer
Alphabet, Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

> **Re:    Alphabet, Inc.**
> **Form 10-Q for the Quarterly Period Ended September 30, 2017**
> **Filed October 27, 2017**
> **File No. 001-37580**

Dear Mr. Page:

We have reviewed your August 25, 2017 and October 16, 2017 responses to our comment letters and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Revenues

Revenue Recognition, page 9

1.     We are continuing to evaluate your response to prior comment 2 in your letter dated October 16, 2017 and may have additional comments.

Note 15. Information about Segments and Geographic Areas, page 28

2.	Please address the following matters in regard to your response to prior comment 6 in your letter dated August 25, 2017.

   a.	Describe the key operating decisions, how performance is assessed and how resources are allocated to the Google business and the product lines within Google.

   b.	Describe the degree of responsibility and participation of each of Larry Page and Sergey Brin in the decisions described in 2(a).

   c.	Clarify whether Sundar Pichai has the authority to make any of the decisions described in 2(a) without approval or consent from Larry Page and/or Sergey Brin, and describe the level of such authority and the types of decisions made by Sundar Pichai without approval.

   d.	Describe the types of decisions made by Sundar Pichai that would require approval from Larry Page and/or Sergey Brin.

   e.	Provide further details about the budget process, and describe the information provided to your CODM to support his approval of the Google operating budgets in total, as referenced in your response.

3.	Please clarify the portion of your response that indicates, in general, your model is to have a strong CEO who runs each business, with Sergey Brin and Larry Page in service to them as needed.  Tell us whether each of the businesses within the Google segment has a CEO.  For example, we note from Larry's Alphabet Letter that YouTube is run by a CEO, Susan Wojcicki.  Describe how Sergey Brin and Larry Page work together and with these CEOs.  In this regard, further describe what consideration was given to these businesses representing separate operating segments.  Refer to ASC 280-10-50-7.

4.	Please tell us whether there is any variable compensation paid to Sundar Pichai that is based upon the operating performance of Google or any of the product lines within Google such as YouTube.

5.	Please further describe the Google operating results that are regularly reviewed by Larry Page, Sergey Brin and/or Sundar Pichai.  Please also address the following in your response:

   a.	We note in your response to prior comment 6 in your letter dated August 25, 2017 that your CODM receives operating results for Google on a weekly and quarterly basis.  We further note in your response to prior comment 2 in your letter dated October 16, 2017 that your CODM and Board of Directors receive disaggregated advertising revenue by platform and property including YouTube.  Tell us whether Larry Page and/or the Board of Directors receive any form of profitability and/or expense information for any of the product lines within Google and specifically the YouTube business in these reports or any other reports. If so, describe the nature, type and frequency of that information.

    b. Explain whether any financial information received by Larry Page differs from the financial information received by Sergey Brin. If so, describe the differences as they relate to Google and the product lines within Google such as YouTube.

    c. Describe the segment operating results included in the financial packages provided to Sundar Pichai on a regular basis and how it differs from the information provided to Larry Page and/or Sergey Brin. In this regard, describe any profitability and/or expense information that is provided for any of the product lines within Google and specifically the YouTube business.

6. Please provide your analysis to support your conclusion regarding your CODM. Specifically, tell us how you concluded whether or not Sundar Pichai and/or Sergey Brin are part of your CODM function. In this regard, we note that Google represents nearly all of Alphabet Inc.'s financial position and results. Refer to ASC 280-10-50-5.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

                      Sincerely,

                      /s/ Stephen Krikorian

                      Stephen Krikorian
                      Accounting Branch Chief
                      Office of Information Technologies
                      and Services